Exhibit 99.1
Corporate Office	UK Office
150 King Street West, Suite 1500	70 Oathall Road, Haywards Heath
P.O. Box 38	West Sussex, RH16 3EN
Toronto, ON M5H 1J9	United Kingdom
Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900
Fax: +1 416 348 0303	Fax: +44 (0) 1444 456 901

www.lundinmining.com

LUNDIN MINING APPOINTS PAUL CONIBEAR AS SENIOR VICE PRESIDENT CORPORATE DEVELOPMENT

Toronto, October 29, 2009 (TSX: LUN; OMX: LUMI) Lundin Mining Corporation ("Lundin Mining") is pleased to announce the appointment of Mr. Paul K. Conibear as Senior Vice President Corporate Development of the Company.

Mr. Conibear has been with Lundin Mining since 2007 serving as Senior Vice President Projects. He has over 25 years of experience in heavy industrial and mining investments in North America, Africa, and South America. Born in Sudbury, Ontario and a civil engineer by training, he has 18 years experience in project and construction management of a diverse range of minerals projects including base and precious metal, coal and potash projects gained while working with Fluor Daniel Wright and subsequently the Simons Mining Group (AMEC). Mr. Conibear joined the Lundin Group in 1999 and became President of Tenke Mining Corp. until its merger with Lundin Mining in 2007. He was instrumental in progressing the world-class Tenke Fungurume copper/cobalt project towards development and continues to lead this important investment for Lundin Mining.

Phil Wright, President and CEO of Lundin Mining, commented, "I am very pleased to have Paul take charge of our corporate development at a time when we are placing increasing emphasis on this activity. He has an excellent background for this.

"As part of his new role he will continue to be responsible for our investment in the world-class Tenke copper/cobalt development in the DRC" Mr. Wright said.

On behalf of the Board,

Phil Wright
President and CEO

About Lundin Mining

Lundin Mining Corporation ("Lundin", "Lundin Mining" or the "Company") is a diversified base metals mining company with operations in Portugal, Spain, and Sweden, producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes expansion projects at its Zinkgruvan and Neves-Corvo mines along with its equity stake in the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo. The Company also holds an extensive exploration portfolio and interests in international mining and exploration ventures.

For further information, please contact:

Sophia Shane, Investor Relations North America: +1-604-689-7842
Robert Eriksson, Investor Relations Sweden: +46 8 545 015 50

Forward Looking Statements

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, nickel, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.